UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of April 2018

Commission File No. 001-33580

ASANKO GOLD INC.
(Translation of registrant's name into English)

Suite 680, 1066 West Hastings Street
Vancouver, British Columbia, V6E 3X2, Canada
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F

Form 20-F [   ] Form 40-F [X]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1) [   ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7) [   ]

SUBMITTED HEREWITH

Exhibits

99.1	Material Change Report dated April 9, 2018

99.2

Combination Agreement dated as of March 29, 2018, between Gold Fields Netherlands Services B.V., Gold Fields Orogen Holding (BVI) Limited, Marsh Holdings Inc., Asanko Gold Inc., PMI Gold Corporation Asanko Gold Ghana Limited and Adansi Gold Ghana Limited

99.3	Investor Rights Agreement dated as of April 4, 2018, between Marsh Holdings Inc. and Asanko Gold Inc.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ASANKO GOLD INC.

/s/ Fausto Di Trapani

Fausto Di Trapani
Chief Financial Officer

Date: April 9, 2018